SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                CMP Media, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   125891101
                                 (CUSIP Number)

                              December 31, 1998
           (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1(b)
         / /  Rule 13d-1(c)
         / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 358,100, which constitutes approximately 5.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 7,010,752 shares outstanding.

CUSIP No. 125891101


1.       Name of Reporting Person:

         Connor Clark & Company, Ltd.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /X/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Ontario, Canada


                5.   Sole Voting Power: -0-
Number of
Shares
Beneficially    6.   Shared Voting Power: 358,100
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0-
Person
With
                8.   Shared Dispositive Power: 358,100

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         358,100

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             / /


11.      Percent of Class Represented by Amount in Row (9): 5.1%


12.      Type of Reporting Person: IA

Item 1(a).   Name of Issuer.

         The name of the issuer is CMP Media Inc. (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

         The principal executive offices of the Issuer are located at 600 Community Drive, Manhasset, New York 11030.

Item 2(a).   Names of Persons Filing.

         Connor Clark & Company, Ltd. (the  Reporting Person ).

Item 2(b).   Address of Principal Business Office, or if None, Residence.

         The address of the principal business office or residence of the Reporting Person is Scotia Plaza, 40 King Street, Suite 5110, Box 125, Toronto, Ontario M5H 3Y2.

Item 2(c).   Citizenship.

         The Reporting Person is organized under the laws of Ontario, Canada.

Item 2(d).   Title of Class of Securities.

         This Schedule 13G statement relates to the class A common stock of the Issuer (the "Stock").

Item 2(e).   CUSIP Number.

         The CUSIP number of the Stock is 125891101.

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

         If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c);

         (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) /X/ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

         (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) / /  Group, in accordance with section 240.13d-
1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box / /.


Item 4.  Ownership.

         (a) - (b)

         The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 358,100, which constitutes approximately 5.1% of the outstanding shares of the Stock.

         (c)

         The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 358,100 shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The Reporting Person, which is engaged in the business of providing discretionary investment management services, is deemed to be a beneficial owner for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 since it has the power to vote and/or the power to dispose of the Stock held in securities accounts on behalf of many clients (the
 Clients ), which include, among others, individual private investors, pension funds, foundations and investment partnerships. The Reporting Person does not, however, have any economic or pecuniary interests in the securities held on behalf of its Clients. The Clients are the actual owners of the securities (including the Stock) held in their respective accounts; and they have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, such securities (including the Stock). No Client has an interest in dividends or sale proceeds that relates to 5% or more of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 10, 1999


                            CONNOR CLARK & COMPANY LTD.

                            By: /s/ Kelly Baird
                               Kelly Baird, Chief Financial Officer